August 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Venu Holding Corporation Withdrawal of Offering Statement on Form 1-A File No. 024-12617

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, Venu Holding Corporation (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Offering Statement, together with all amendment and exhibits thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2025, and first qualified by the Commission on June 6, 2025.

The Company is requesting to withdraw the Offering Statement as the Company has decided it is not in the best interests of the Company or its shareholders to continue with the proposed offering described in the Offering Statement at this time.

The Company confirms none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel, Peter F. Waltz, of Dykema Gossett PLLC at pwaltz@dykema.com.

Sincerely,

By:	/s/ JW Roth
Name:	JW Roth
Title:	Chief Executive Officer

cc:	Peter Waltz, Esq.